Martin R. Rosenbaum

Direct Dial:  (612) 672-8326

Email: martin.rosenbaum@maslon.com

June 4, 2019

Via EDGAR

Mr. Justin Dobbie Legal Branch Chief Securities and Exchange Commission Division of Corporation Finance Office of Transportation and Leisure 100 F Street, N.E. Washington, DC 20549

Re:	Air T, Inc. (the “Company”) Registration Statement on Form S-1 Filed November 20, 2018, as amended on January 22, 2019 File No. 333-228485

Dear Mr. Dobbie:

This letter provides supplemental information in response to our telephone call with Nolan McWilliams today. On behalf of the Company, I can verify that the Company’s financial statements satisfy the requirements of Item 8-08(b) of Regulation S-X:

1.	All of the Company’s reports due have been filed.

2.

For the fiscal year ended March 31, 2019, the Company reasonably and in good faith expects to report income from continuing operations before taxes. The Company’s auditors have completed substantially all of the work for their audit for that period, and the Company expects to report income before taxes for that period in excess of $4.7 million. This supports the good faith belief required by the Item.

3.	For the fiscal year ended March 31, 2018, the Company reported income before taxes of more than $2.6 million, as reported in the Form 10-K for that period.

* * * * *

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8326, or by email at martin.rosenbaum@maslon.com.

Mr. Justin Dobbie Legal Branch Chief Securities and Exchange Commission June 4, 2019 Page 2

Very truly yours,

/s/ Martin R. Rosenbaum

Martin R. Rosenbaum

cc:     Nick Swenson